Form 10-K405, Exhibit 13
period 1997-12-31
VENTANA MEDICAL SYSTEMS INC
filed 1998-03-31
CIK 893160

Exhibit 13.1

                                  United States
                       Securities and Exchange Commission
                             Washington. D.C. 20549

                                    FORM 1OQ

[x] Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Period Ended September 30, 1997.

                                       or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Transition Period From_____________ to
     ____________

                        Commission file number 000-20931.

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

                                 Not Applicable
              (Formal name, former address and former fiscal year,
                          if changed from last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or For such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

                Applicable Only to Issuers Involved in Bankruptcy
                   Proceedings During the Preceding Five Years

Indicate by check mark whether the registrant has filed all documents and reports required to be Filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court. Yes ___ No___

                      Applicable Only to Corporate Issuers

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of The latest practical date.

   Common Stock, $0.001 par value --- 13,099,915 shares as of November 6, 1997

                          Ventana Medical Systems, Inc.

                               INDEX TO FORM 10-Q


Part I. Financial Information

     Item 1. Financial Statements (Unaudited)

             Condensed Consolidated Balance Sheets

             September 30, 1997 (Unaudited) and December 31, 1996

             Condensed Consolidated Statements of Operations
             Three months ended September 30, 1997 and 1996 (Unaudited) Nine months ended September 30, 1997 and 1996 (Unaudited)

             Condensed Consolidated Statement of Cash Flows
             Nine months ended September 30, 1997 and 1996 (Unaudited)

             Notes to Condensed Consolidated Financial Statements

     Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Part II. Other Information

     Item 1. Legal Proceedings

     Item 4. Submission of Matters to a Vote of Security Holders

     Item 6. Exhibits and Reports on Form 8-K,

Signature

                          Ventana Medical Systems, Inc.
                      Condensed Consolidated Balance Sheets
                        (In thousands except share data)

                                                         September 30,      December 31,
                       ASSETS                                1997               1996
                                                           --------           --------
                                                         (Unaudited)           (Note)

Current assets:
  Cash and cash equivalents                                $ 21,937           $ 11,067
  Accounts receivable                                         6,104              5,145
  Inventories (Note 2)                                        4,084              3,272
  Other                                                       2,679              1,044
                                                           --------           --------
 Total current assets                                        34,804             20,528
 Property and equipment, net (Note 3)                         5,365              3,301
Intangibles, net (Notes 4 and 5)                              8,197              8,581
                                                           --------           --------
Total assets                                               $ 48,366           $ 32,410
                                                           ========           ========


        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable                                         $  2,316           $  1,738
  Other current liabilities                                   3,472              2,902
                                                           --------           --------
 Total current liabilities                                    5,788              4,640
 Long term debt (Note 6)                                      1,139             12.500
 Stockholders' equity (Note 7):
  Preferred stock - $.001 par value; 5,000,000 shares
   authorized; no shares issued or outstanding
  Common stock- $.O01 par value; 50,000,000 shares
   authorized; 10,978,238 and 13,098,772 shares Issued
  and outstanding at December 31, 1998 and
   September 30, 1997, respectively                          76,074             48,896
  Accumulated deficit                                       (34,486)           (33,410)
  Cumulative foreign currency translation adjustment           (169)              (216)
                                                           --------           --------
 Total stockholders' equity                                  41,439             15,270
                                                           --------           --------
  Total liabilities and stockholders' equity               $ 48,366           $ 32,410
                                                           ========           ========


Note: The condensed consolidated balance sheet at December 31,1996 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

                                                          See accompanying notes

                          Ventana Medical Systems, Inc.
                 Condensed Consolidated Statements of Operations
                      (in thousands except per share data)
                                   (Unaudited)

                                                      Three Months Ended         Nine Months Ended
                                                         September 30               September 30
                                                       1997        1996           1997        1996
                                                     -------     -------        -------     --------
Sales:
  Instruments                                        $ 2,142     $ 1,554        $ 6,032     $  4,854
  Reagents and other                                   5,872       4,654         16,393       11,041
                                                     -------     -------        -------     --------
    Total net sales                                    8,014       6,208         22,425       15,895
Cost of goods sold                                     2,511       2,685          7,992        6,543
                                                     -------     -------        -------     --------
Gross profit                                           5,503       3,523         14,433        9,352
Operating expenses:
  Research and development                               702         809          2,145        2,176
  Selling, general and administrative                  4,555       3,036         11,563        8,107
Non-recurring expenses                                  --            67          1,656       10,262
Amortization of intangibles                              128         134            382          315
                                                     -------     -------        -------     --------
Income (loss) from operations                            118        (523)        (1,313)     (11,508)
Other income (expense)                                    (5)         38            257          (26)
                                                     -------     -------        -------     --------
Net income (loss)                                    $   113     $  (485)       $(1,056)    $(11,508)
                                                     =======     =======        =======     ========

Net income (loss) per share, as adjusted (Note 8)    $  0.01     $ (0.05)       $ (0.08)    $  (1.02)
                                                     =======     =======        =======     ========
Shares used in computing net per share                13,989      10,196         12,629        9,581
                                                     =======     =======        =======     ========

                                                          See accompanying notes

                          Ventana Medical Systems, Inc.
                 Condensed Consolidated Statements of Cash Flows
                                 (in thousands)
                                   (Unaudited)


                                                                Nine Months Ended
                                                                 September 30
                                                              1997          1996
                                                            --------      --------
Operating activities:
Net loss                                                    $ (1,056)     $(11,534)
Adjustments to reconcile net loss to cash used
  in operating activities:
  Purchase In process research and development (Note 5)         --           7,900
  Depreciation and amortization                                1,505         1,196
  Changes in operating assets and liabilities, net            (2,258)       (1,735)
                                                            --------      --------
Net cash used in operating activities                         (1,809)       (4,173)

Investing activities:
Purchase of property and equipment, net                       (3,142)         (891)
Purchase of intangible assets (Note 4)                           (43)       (3,362)
Acquisition of BioTek Solutions, Inc. (Note 5)                  --          (2,500)
                                                            --------      --------
Net cash used in investing activities                         (3,185)       (6,753)

Financing activities:
Issuance (repayment) of debt (including amounts
  from related parties) and stock (Note 6)                   (10,321)        8,772
Net proceeds from public offering (Note 7)                    26,138
                                                            --------      --------
Net cash provided by financing activities                     15,817        27,037
Effect of exchange rate change on cash                            47           (99)
                                                            --------      --------
Net increase in cash and cash equivalents                     10,870        16,012

Cash and cash equivalents, beginning of period
                                                            --------      --------
Cash and cash equivalents, end of period                    $ 21,937      $ 17,116
                                                            ========      ========

                          Ventana Medical Systems, Inc.

              Notes to Condensed Consolidated Financial Statements



1. Significant Accounting Policies:

The accompanying condensed consolidated financial statements are unaudited. They have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission and are subject to year-end audit by independent auditors. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. It is suggested that the consolidated financial statements be read in conjunction with the financial statements and notes included in the Company's Annual Report and Form 10-K for the year ended December 31, 1996.

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

2. Inventories

Inventories consist of the following:
                                                September 30       December 31
                                                    1997               1996
                                                  -------            -------
                                                        (in thousands)
   Raw material and work-in-process               $ 3,506            $ 2,379
   Finished goods                                     578                893
                                                  -------            -------
                                                  $ 4,084            $ 3,272
                                                  =======            =======

3. Property and Equipment

Property and equipment consist of the following:

                                                     September 30  December 31
                                                         1997         1996
                                                        ------       ------
                                                          (in thousands)
Diagnostic instruments                                  $3,780       $2,762
Machinery and equipment                                  3,901        2,193
Computers and related equipment                            919          945
Furniture and fixtures                                     121          292
Leasehold improvements                                     394          253
                                                        ------       ------
                                                         9,115        6,445
Less accumulated depreciation and amortization           3,750        3,144
                                                        ------       ------
                                                        $5,365       $3,301
                                                        ======       ======

4. Intangibles

Intangibles consist of the following:

                                                September 30      December 31
                                                    1997              1996
                                                   ------           ------
                                                        (in thousands)

Goodwill                                           $1,756           $1,756
Developed technology                                2,800            2,800
Customer list                                       4,100            4,100
Patents                                               488              444
                                                   ------           ------
                                                    9,144            9,100
Less accumulated amortization                         947              519
                                                   $8,197           $8,581
                                                   ======           ======

5. Acquisition of BioTek Solutions, Inc.

The Company acquired BioTek Solutions, Inc. ("BioTek") for $19.1 million on February 26, 1996. The acquisition has been accounted for as a purchase. The consolidated financial statements include the operations of BioTek from the date of purchase. The composition of the consideration paid for BioTek and the allocation of lb. purchase price is presented below;

The purchase price for BioTek consisted of:
                                                                 (in thousands)
   Cash consideration                                               $ 2,500
   Stock issued to BioTek noteholders                                 3,016
   Exchange Notes issued                                              8,968
   Note payable - escrow for contingencies                              234
   Net historical liabilities acquired                                4,389
                                                                    -------
       Total purchase price                                         $19,107
                                                                    =======

The purchase price was allocated as follows:
                                                                (in thousands)
  Tangible net assets                                              $ 2,252
  In-process research and development                                7,900
  Goodwill and other intangibles                                     2,055
  Developed technology                                               2,800
  Customer list                                                      4,100
                                                                   -------
                                                                   $19,107
                                                                   =======

In accordance with Statement of Financial Accounting Standard 2 ("FAS 2"), the Company charged to expense, at the date of the acquisition, $7.9 million relating to the portion of the purchase price allocated to those in-process research and development projects where technological feasibility had not yet been established and where there are no alternative future uses.

6. Long-term Debt:

On February 19, 1997, the Company repaid the remaining $10.3 million of outstanding exchange notes and Ventana notes which were issued in connection with the acquisition of BioTek discussed in Note 5 above out of the proceeds of its secondary offering completed in the first quarter of 1997. Such repayment was made in accordance with provisions of the notes to the effect that no interest would be due and payable thereon if full repayment was made prior to February 26, 1997.


7. Public Offering:

In February 1997, the Company sold, through an underwritten secondary offering, 1,850,000 shares of its Common Stock at $15.00 per share plus an additional 31,066 shares issued upon exercise of the underwriter's over-allotment option, resulting in net proceeds of $26.1 million to the Company. Legal and accounting fees associated with the offering totaled $0.5 million.


8. Net Income (Loss) Per Share:

Net income (loss) per share for the three months ended September 30, 1997 and 1996 and the nine months ended September 30, 1997 and 1996 is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding, except that for periods prior to the effective date of the Company's initial public offering of July 26, 1996, in accordance with Securities and Exchange Commission requirements, common shares issued during the twelve month period prior to the filing of the Company's initial public offering have been included in the calculation as if they were outstanding for the entire period.

Also, in February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted by the Company on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. Statement 128 will therefore have an impact on the Company's net income per share for the quarter ended September 30, 1997, but not on the net loss for the quarter ended September 30, 1996, because stock options and warrants are already excluded from per share calculations in a loss period under existing rules, due to the potentially antidilutive effect of their inclusion in such periods.

         Statement of Computation of Weighted Average Shares Outstanding
                      (in thousands except per share data)

                                         Three Months Ended           Nine Months Ended
                                            September 30,               September 30,
                                          1997         1996          1997          1996
                                        --------     --------      --------      --------
                                               (Unaudited)                     (Unaudited)

Net income (loss)                       $    113     $   (485)     $ (1,058)     $(11,534)
Weighted average common shares
  outstanding                             13,031       10,198        12,629         9,581
Dilutive stock options and warrants          958         --            --            --
Weighted average common shares
  outstanding during the period           13,989       10,196        12,629         9,581

Net income (loss) per share             $   0.01     $  (0.05)     $  (0.08)     $  (1.20)
                                        ========     ========      ========      ========

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operations:

The following discussion of the financial condition and results of operations of Ventana should be read in conjunction with the Condensed Consolidated Financial Statements and related Notes thereto included elsewhere in this Form l0-Q. This Report on Form 1O-Q contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual events or results may differ materially from those anticipated by such forward-looking statements as a result of the factors described herein and in the documents incorporated herein by reference. Such forward-looking statements include, but are not limited to, statements concerning risks associated with the incidence of cancer and cancer screening, improvements in automated IHC; the ability of the Company to implement its business strategy; development and introduction of new products by the Company or other parties; research and development; marketing, sales and distribution; manufacturing; competition; third-party reimbursement; government regulation; and operating and capital requirements.

Overview:

Ventana Medical Systems, Inc. ("Ventana or the Company") develops, manufactures and markets proprietary instrument/reagent systems that automate immunohistochemistry ("IHC") and in situ hybridization ("ISH") tests for the analysis of cells and tissues on microscope slides. Each Ventana proprietary system placed typically provides a recurring revenue stream as customers consume reagents and supplies sold by the Company for each test conducted. Reagents consist of two principal components: a primary antibody and a detection chemistry which is used to visualize the primary antibody. Therefore, the principal economic drivers for the Company are the number, type and method of placement of instruments, and the amount of reagents and consumables used by the customer. The Company's strategy is to maximize the number of instruments placed with customers and thereby increase its ongoing, higher margin reagent revenue stream. The Company expects that reagents will comprise a greater proportion of total revenues in the future as its installed base of instruments increases. There can be no assurance that the Company's market expansion strategy will produce the level of revenues expected, that the Company will achieve profitability or that these revenues and profitability, if achieved, will be sustainable.

Ventana is a medical device company and, as such, Is regulated by the United States Food and Drug Administration ("FDA"). As a result, the majority of the Company's products are regulated by FDA regulations which include the 10(k) pre-market notification ("510(k)") process, pre-market approval ("PMA") process, good manufacturing procedures ("GMP") and the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). See "Certain Factors Which May Affect Future Results" elsewhere in this report.

In February 1996, Ventana acquired BioTek Solutions, Inc. ("BioTek"), for an aggregate consideration of $19.1 million, consisting of cash, promissory notes, and the assumption of liabilities. The transaction was accounted for as a purchase. The purchase price was allocated between tangible net assets and intangible assets consisting of developed technology, customer list, goodwill and in-process research and development.

As a result of the merger, the Company assumed certain contractual obligations and contingent liabilities including contractual arrangements with DAKO A/S ("DAKO"), Curtin Matheson)

Scientific, Inc. (a subsidiary of Fisher Scientific, Inc.) ("CMS"), Kollsman Manufacturing Company, Inc. ("Kollsman") and LJL BioSystems, Inc. ("LSL"). BioTek used CMS and DAKO as third-party distributors in the United States and international markets, respectively, and supported its United States sales efforts with field sales and technical support personnel. As a result, BioTek experienced lower gross margins on United States sales than if it had sold its products directly as well as a higher level of selling expense than typically incurred in conjunction with third-party distribution arrangements. Ventana's strategy regarding BioTek is to continue to integrate the operations of BioTek into the Ventana business model, in which most manufacturing, sales and marketing activities are performed by the Company. The Company does not intend to renew the United States distribution agreement with CMS which expires in April 1998, and as of July 8, 1997, ceased shipping products to CMS pending resolution of contractual disputes. The international distribution agreement with DAKO expires in December 1999.

The Company places instruments through direct sales, including nonrecourse leases and through RPs. In an RP, the Company has provided the customer with the use of an instrument with no capital investment with the objective of creating reagent revenue. Until September 1997, the terms and conditions of RP instrument placements could vary from formal agreements specifying minimum volumes and premium pricing for reagent purchases to short term, informal arrangements where customers purchased reagents on a month to month basis. In addition, this category of placements included a small number of month to month instrument rentals wherein the rental fee replaced premium unit pricing which otherwise would have been charged. In September 1997, the Company modified the program for non-rental RPs to provide that these placements will convert to a sale or rental within six months. This new approach reflects a recognition by the Company that a rental provides an increased assurance of capital cost recovery. The manufacturing cost of instruments placed through RPs, (including rentals) is charged to cost of goods sold by depreciating standard costs over a period of three or four years. As a result, gross profit for instruments placed through RPs is recognized over a three or four year period rather than at the time of placement, as is the case in direct sales. Instruments provided to customers under non-rental RPs are only considered placements if and when certain reagent purchase criteria are met by the customer. As of September 30, 1997, the Company had placed a total of 177 instruments through RPs.

The Company's future results of operations may fluctuate significantly from period to period due to a variety of factors. The initial placement of ~ instrument is subject to a longer, less consistent sales cycle than the sales of reagents, which begin and typically are recurring once an instrument is placed. The Company's operating results in the future are likely to fluctuate substantially from period to period because Instrument sales are likely to remain an important part of revenues in the near future. The degree of fluctuation will depend on the timing, level and mix of instruments placed through direct sales and Instruments placed through RPs. In addition, average daily reagent use by customers may also fluctuate from period to period, which may contribute to future fluctuations in revenues. Sales of instruments may also fluctuate from period to period because sales to the Company's international distributors typically provide such distributors with several months of instrument inventory, which the distributors will subsequently seek to place with end-users. The Company's instrument installed base includes instruments shipped to DAKO and recognized as sales. Furthermore, due both to the Company's increased sales focus on smaller hospitals and laboratories and the relatively high reagent sales growth rates in recent fiscal periods, the rate of growth in reagent sales in future periods is likely to be below that experienced during the past several fiscal periods. Other factors that may result in fluctuations in operating results include the timing of new product announcements and the introduction of new products and new technologies by the Company and its competitors, market acceptance of the Company's current or new products, developments with respect to regulatory matters, availability and cost of raw materials purchased from suppliers, competitive pricing pressures, increased sales and marketing expenses associated with the implementation of the Company's market expansion strategies for its instruments and reagent products, and increased research and development expenditures. Future instrument and reagent sales could also be adversely affected by the configuration of the Company's patient priority systems, which require the use of the Company's detection chemistries, particularly if and to the extent that competitors are successful in developing and introducing new IHC instruments or if competitors offer reagent supply arrangements having pricing or other terms more favorable than those offered by the Company. Such increased competition in reagent supply could also adversely affect sales of reagents to batch processing instrument customers since those instruments do not require the use of the Company's reagents. In connection with future introductions of new products, the Company may be required to incur charges for inventory obsolescence in connection with unsold inventory of older generation products. To date, however, the Company has not incurred material charges or expenses associated with inventory obsolescence in connection with new product introductions. In addition, a significant portion of the Company's expense levels is based on its expectation of higher levels of revenues in the future and is relatively fixed in nature. Therefore, if revenue levels are below expectations, operating results in a given period are likely to be adversely affected.

Results of Operations:

Three and Nine Months Ended September 30, 1997 and 1996:

Net Sales:

Net sales for the three and nine months ended September 30, 1997 as compared to the same periods of 1996 increased 29% and 41% to $8.0 million and $22.4 million from $6.2 million and $15.9 million, respectively. The increase in net sales was attributable to a 38% and 24% increase in instrument sales for the quarter and nine months and a 26% and 48% increase in reagent and other sales for the quarter and nine months. Instrument sales increased due to an overall increase in instrument placements as well as higher sales of the TechMate instruments, which were only sold by the Company after the February 1996 acquisition of BioTek. Reagent sales increased due to sales of reagents to new customers, increased sales to existing customers and sales to new customers resulting from the acquisition of BioTek, including a one-time royalty pre-payment of $0.5 million recorded as revenue during the three months ended September 30, 1996, the quarterly and nine-month percentage increases in reagent and other sales would have been 42% and 56%, respectively.

Gross Margin:

Gross profit for the three and nine months ended September 30, 1997 increased to $5.5 million and $14.4 million, respectively, from $3.5 million and $9.4 million for the same periods in 1996. Gross margin for the three and nine months ended September 30, 1997 increased to 69% and 64% from 57% and 59% for the same periods during 1996. Gross margins on instrument sales increased slightly in the three-month period ended September 30, 1997 compared to the corresponding period in 1996 as a result of the August 1997 introduction of the NexES instrument, which has a lower manufacturing cost than the ES. Instrument gross margins in the nine-month period ended September 30, 1997 decreased slightly when compared to the same period in 1996, primarily due to an increase of low-margin distributor sales in Europe, coupled with unfavorable European exchange rates and increased sales of lower margin batch processing instruments, offset by manufacturing efficiencies and increased absorption of manufacturing overhead. Gross margins on reagent and other sales increased in both the three and nine month periods ended September 30, 1997 compared to the corresponding periods in 1996 due to increased economies of scale and manufacturing efficiencies brought about by the integration of batch processing reagent manufacturing into Ventana's Tucson, Arizona reagent manufacturing operations. In addition, higher pricing for reagents and increased service profitability contributed to both the three-month and nine-month margin improvements.

Research and Development:

Research and development expenses were $0.7 million for the three months ended September 30, 1997 and $2.1 million for the nine months ended September 30, 1997. This represents a 13% decrease for the three month period and a 1% decrease for the nine month period as compared to the respective periods of the prior year. The decrease in the current quarter was due to the capitalization of $0.1 million in software development costs. No such costs were capitalized in the comparable period of 1996. Research and development expenses declined as a percent of sales to approximately 9% and 10% for the three and nine month periods, respectively, in 1997 compared to approximately 13% and 14% for the same periods during 1996. This decline was primarily due to increased sales. Research and development expenses for the three and nine months ended September 30, 1997 related primarily to the development of new reagents and instruments, including the NexES patient priority instrument and new prognostic markers. Research and development expenses for the three and nine months ended September 30, 1996 related primarily to the gen II instrument and IHC reagent development.

Selling, General and Administrative ("SG&A"):

Presented below is a summary of SG&A expense for the three and nine months ended September 30, 1997 and 1996.

SG&A Summary:
                               Three Months Ended                               Nine Months Ended
                                  September 30,                                   September 30,
                              1997                1996                       1997                1996
                              ----                ----                       ----                ----
                            $      Sales        $      Sales               $      Sales        $      Sales
                                                                       ($ in thousands)
Sales and marketing      $ 3,272    41%       $2,276    37%             $ 8,470    38%      $ 6,185    39%
Administration             1,283    16%          760    12%               3,093    14%        1,922    12%
                         -------------        ------------              -------------       -------------
  Total SG&A             $ 4,555    57%       $ 3,036   49%             $11,563    52%      $ 8,107    51%
                         =============        ============              =============       =============


SG&A expense for the three and nine months ended September 30, 1997 increased to $4.6 million and $11.6 million from $3.0 million and $8.1 million for the three and nine months ended September 30, 1996, respectively. SG&A expense as a percentage of net sales increased to 57% and 52% for the three and nine months ended September 30, 1997 compared to 49% and 51% for the same periods during 1996. The fluctuation in SG&A expense from period to period reflects the growth of Ventana's sales and marketing organization to facilitate its market expansion strategy and a corresponding increase in infrastructure expenses to support a larger business base. The growth in sales and marketing expense is the result of the Company's decision to service the market through its own sales and marketing staff, expenses necessary to support the growth of the Company and expenses associated with the ongoing support activities resulting from the BioTek acquisition. Increases in administrative expenses were necessitated by an expanding business base, especially in Europe, and legal expenses primarily associated with pending litigation.

Non-recurring Expenses:

The $1.6 million in non-recurring expenses for the nine months ended September 30, 1997 is primarily related to a judgment against the Company's BioTek subsidiary, relating to a patent infringement suit filed against BioTek by BioGenex. The expenses included the original judgment of $404,150, $303,113 in enhanced damages (per a June 30, 1997 court judgment), interest and Ventana's legal expenses.

Amortization of Intangibles:

As a result of the acquisition of BioTek, the Company has recorded certain intangible assets. These intangible assets include developed technology, customer list, goodwill and other intangible assets which are amortized to expense over a period of 15 to 20 years based upon the Company's estimate of the economic utility of these assets. As a result, the Company will charge to expense each quarter approximately $0.1 million for the amortization of these intangible assets. Additionally, the Company will review the utility of these assets each quarter to assess their continued value. Should the Company determine that any of these assets are impaired, it will write them down to their estimated fair market value.


Liquidity and Capital Resources:

Since inception, the Company's expenses have significantly exceeded its revenues, resulting in accumulated losses of $34.5 million as of September 30, 1997. The Company has funded its operations primarily through the private placement of approximately $31.0 million in equity and debt securities, its July 1996 initial public offering which resulted in net proceeds to the Company of $18.3 million and its secondary offering completed in February 1997 which resulted in net proceeds of $26.1 million. As of September 30, 1997 the Company's principal source of liquidity consisted of cash and cash equivalents of $21.9 million and borrowing capacity under its bank revolving line of credit. The Company has a $2.7 million revolving bank credit facility, which expires on February 15,1998. As of September 30, 1997, letters of credit were issued under this line to facilitate certain contract manufacturing arrangements for the production of TechMate instruments ($0.5 million) and to secure a legal judgment in favor of BioGenex ($0.9 million) pending appeal by the Company, leaving an available revolving credit facility of approximately $1.3 million. Borrowings under the Company's bank credit facility are secured by a pledge of substantially all of the Company's assets and bear interest at the bank's prime rate.

On February 18, 1997, the Company completed a public offering of its Common Stock resulting in net proceeds of $26.1 million to the Company. During February 1997, the Company repaid the $10.3 million of outstanding notes issued in connection with the acquisition of BioTek. Such repayment was made in accordance with the provisions of the Notes which provided that no interest would be due and payable thereon if full repayment was made prior to February 26, 1997.

The Company expects to use approximately $2.6 million of its available capital resources during the next twelve months for capital expenditures for manufacturing capacity expansion and enhancements to its business application computer hardware and software resources. The Company anticipates that its remaining capital resources will be used for working capital and general corporate purposes. Pending such uses, the Company intends to invest its cash resources in short-term, interest bearing, investment grade securities.

During the nine months ended September 30, 1997 the Company used for operations and investing activities approximately $5.0 million in cash versus $10.9 million for the nine months ended September 30, 1996. A substantial portion of the 1996 net cash outflow related to the acquisition of BioTek.

In connection with BioTek's agreement with DAKO, DAKO made two loans to BioTek secured by a pledge of substantially all of BioTek's assets. DAKO also made prepayments to BioTek for future instrument purchases and reagent royalties. These loans and prepayments were used to fund TechMate 250 instrument development and working capital requirements. On September 25, 1996, BioTek and DAKO entered in to the Amendment Agreement for the purpose of addressing several matters, including repayment of the secured loans and prepayments. The aggregate balance of the secured loans and prepayments was $1.4 million and $0.9 million, respectively, at the time of the Amendment Agreement. Of the secured loans, $0.3 million bears interest at 5% per annum and the remaining $1.1 million does not bear interest. The prepayments do not bear interest. The secured loans and prepayments are recorded as long term debt in the

Company's Condensed Consolidated Financial Statements. Pursuant to the Amendment Agreement, DAKO paid the Company a royalty of $0.5 million and the Company paid DAKO $0.5 million as a reduction of the balance of the prepayments. Under the Amendment Agreement, the remaining secured loans and prepayments will be repaid through discounts on DAKO purchases of TechMate instruments from BioTek at recoupment rates specified in the Amendment Agreement. At September 30, 1997, the outstanding balance of the secured loans and prepayments was $0.7 million and $0.4 million, respectively. Upon termination of the distribution agreement or in the event of a default by BioTek under the distribution agreement, these loans may be converted to fixed term loans that will be due and payable in 12 equal quarterly installments commencing upon such event.

The Company believes that its existing capital resources, together with cash generated from product sales and available borrowing capacity under its bank credit facilities will be sufficient to satisfy its working capital requirements for the foreseeable future. The Company's future capital requirements will depend on many factors, including the extent to which the Company's products gain market acceptance, the mix of instruments placed through direct sales or rentals, progress of the Company's product development programs, competing technological and market developments, expansion of the Company's sales and marketing activities, the cost of manufacturing scale up activities, possible acquisitions of complementary businesses, products or technologies, the extent and duration of operating losses and the timing of regulatory approvals. The Company may be required to raise additional capital in the future through the issuance of either debt instruments or equity securities, or both. There is no assurance that such capital will be available to the extent required or on terms acceptable to the Company, or at all.

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

History of Losses. The Company has incurred substantial losses since inception. The Company does not expect such losses to continue In the foreseeable future. However, consistent earnings may be difficult to achieve due to planned product development efforts, expansion of sales and marketing activities both domestically and internationally, market acceptance of existing and future instrument and reagent systems, competitive conditions, FDA regulations and related product approvals, product development efforts and the integration of BioTek's operations.

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

The initial placement of an instrument is subject to a longer, less consistent sales cycle than the sale of reagents, which begin and are typically recurring once the instrument is placed. Consequently, the Company's future operating results are likely to fluctuate substantially from period to period because instrument sales are likely to remain an important part of revenues in the near future. The degree of fluctuation will depend on the timing, level and mix of instruments placed through direct sale versus RPs and rentals. The Company anticipates that the percentage of instruments placed through RPs and rentals, will increase in the future which is likely to result in a decrease in instrument sales. In addition, average daily reagent use by customers may fluctuate from period to period, which may contribute to future fluctuations in revenues. In particular, customers who have received instruments under rental arrangements do not necessarily provide for specified reagent purchase commitments and there can be no assurance regarding the timing or volume of reagent purchases by such customers. Furthermore, customers that have entered into agreements may cancel those agreements. Accordingly, there can be no assurance regarding the level of revenues that will be generated by customers procuring instruments through rental arrangements; therefore, the Company's business, financial condition and results of operations could be materially and adversely affected.

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

Manufacturing Risks. The Company has only manufactured patient priority instruments and reagents for commercial sale since late 1991, Manufacturing of the Company's batch processing instruments is performed by third parties. As the Company continues to increase production of such instruments and reagents and develops and introduces new products, it may, from time to time, experience difficulties in manufacturing. The Company completed the consolidation of the former BioTek reagent manufacturing into its Tucson facility during July 1996. The Company must continue to increase production volumes of instruments and reagents, in a cost effective manner, in order to be profitable. To increase production levels, the Company will need to scale-up its manufacturing facilities, increase its automated manufacturing capabilities and continue to comply with current GM? regulations prescribed by the FDA and other standards prescribed by various federal, state and local regulatory agencies in the United States and other countries, including the International Standards Organization ("ISO") 9000 Series certifications.

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

Risks Associated with Distribution Relationships. The Company's batch processing instruments and reagents are sold under distribution agreements entered into by BioTek. In the United States, batch processing instruments and reagents have been sold through Curtin Matheson Scientific, Inc. a subsidiary of Fisher Scientific, Inc. ("CMS"), under an exclusive agreement that expires in April 1998. United States sales through CMS are subject to several operating conditions and risks. In particular, it has historically been necessary for BioTek to support the efforts of CMS with direct field sales and support personnel. As a result, the Company generates lower gross margins on sales through CMS that it would generate were it to sell directly to end-users and incurs higher selling expenses that typically associated with third-party distribution arrangements. In addition, the Company has notified CMS that CMS has not fulfilled its obligations under the agreement, both with respect to purchases of units and support and promotion of batch processing instruments in the United States. CMS has responded to the Company's notice, denied breach of the agreement, suggested that certain activities undertaken by the Company may constitute a breach of the agreement by the Company or may otherwise be actionable. There can be no assurance that the Company and CMS will be able to reach a negotiated settlement or that the Company will not become involved in litigation or other disputes with CMS which could involve substantial costs and diversion of management time. As a result of these factors and due to the presence of the Company's direct sales force in the United States, the Company does not intend to renew the agreement with CMS upon its April 1998 expiration. In the event that CMS does not adequately promote and market batch processing instruments and reagents or manage customer relationships during the remaining term of the agreement, especially in light of the fact that the Company ceased shipping products to CMS pending resolution of contractual disputes and that difficulties in the relationship between the Company and CMS have continued, the Company's sales of batch processing instruments and reagents in the United States could be adversely affected and the Company could also experience disruptions in the supply of batch processing instruments and reagents to customers in the United States. These developments could have a material adverse effect on the Company's business, financial condition and results of operations.

In Europe, batch processing instruments are sold through DAKO which also pays BioTek a fixed dollar royalty for each instrument in service in exchange for the right to sell its own reagents for use with such systems. The agreement with DAKO provides DAKO with exclusive distribution rights for batch processing instruments in Europe and other territories, subject to certain performance requirements. The agreement expires in December 1999. Accordingly, the Company is likely to be dependent upon DAKO for international sales of batch processing instruments through this date.

In connection with an amendment (the "Amendment Agreement") entered into between DAKO and the Company in November 1996. certain minimum purchase and delivery commitments for TechMate 250 and TechMate 500 instruments, as well as pricing for certain quantities of TechMate 250 instruments, were established. Pricing for additional quantities of TechMate 250 instruments was not resolved in the Amendment Agreement and the parties are currently in disagreement as to such pricing. Currently, DAKO is purchasing such instruments at the price levels established by the Company. However, DAKO has initiated binding arbitration proceedings to resolve such pricing. In the event such arbitration proceedings are determined adversely to the Company, the pricing of TechMate 250 instruments to DAKO would be on terms less favorable to the Company than the current pricing terms and the amount of secured loans and prepayments recouped per instrument sales would also be reduced.

Additionally, during the course of ongoing discussions with DAKO since the acquisition of BioTek, DAKO has asserted that BioTek has not fulfilled its obligations with respect to the development and commercial introduction of the TechMate 250 instrument. The Company denies this assertion and believes that it is In substantial compliance with its obligations under these development milestones and has asserted that DAKO has not met certain obligations under such agreement. In particular, the Company believes that its contract manufacturing agreement with UL will enable it to satisfy DAKO's requirements for TechMate 250 instruments. Nevertheless, the negotiations with DAKO could result in an attempt by DAKO to exercise contractual remedies available to it under the distribution agreement and the terms of the secured loans, which remedies include (i) requiring repayment of the secured loans in 12 equal quarterly installments commencing upon a default by BioTek and (ii) an irrevocable license to manufacture TechMate instruments for resale internationally and a related reduction in the fixed dollar royalty rate paid by DAKO to BioTek for each instrument included in the royalty base, The Company could also experience an interruption in the distribution of batch processing instruments outside the United States or become involved in litigation with DAKO with respect to the current distribution agreement, which would involve significant costs as well as diversion of management time. There can be no assurance that the Company would prevail in any litigation involving the agreement. Furthermore, there can be no assurance as to the future course or outcome of the Company's negotiations with DAKO or as to the Company's future relationship with DAKO. If DAKO were successful in obtaining a manufacturing license for TechMate instruments, the Company could experience a loss of instrument revenue which could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Acquisitions. In February 1996 the Company acquired BioTek. Although the Company has no pending agreements or commitments, the Company may make additional acquisitions of complementary technologies or products in the future. Acquisitions of companies, divisions of companies, or products entail risks, including: (i) the potential inability to successfully integrate acquired operations and products or to realize anticipated synergies, economies of scale or other value, (ii) diversion of management's attention,
(iii) loss of key employees of acquired operations and (iv) large one-time write-off and similar accounting changes including amortization of acquired goodwill. No assurance can be given that the Company will not incur problems in integrating BioTek's operations or any future acquisition and there can be no assurance that the acquisition of BioTek, or any future acquisition, will result in the Company becoming profitable or, if the Company achieves profitability, that such acquisition will increase the Company's profitability. Furthermore, there can be no assurance that the Company will realize value from any such acquisition which equals or exceeds the consideration paid.

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

Uncertainty of Future Funding of Capital Requirements. The Company anticipates that its existing capital resources will be adequate to satisfy its capital requirements through at least the next 18 months. The Company's future capital requirements will depend on many factors, including the extent to which the Company's products gain market acceptance, the mix of instruments placed through direct sales or through RPs, progress of the Company's product development programs, competing technological and market developments, expansion of the Company's sales and marketing activities, the cost of manufacturing scale up activities, possible acquisitions of complementary businesses, products or technologies, the extent and duration of operating losses and timing of regulatory approvals. The Company may require additional capital resources and there is no assurance such capital will be available to the extent required, on terms acceptable to the Company, or at all. Any such future capital requirements would result in the issuance of equity securities which could be dilutive to existing stockholders.

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

FDA and Other Government Regulations. The manufacturing, marketing and sale of the Company's products are subject to extensive and rigorous government regulations in the United States and other countries. In the United States, and certain other countries, the process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. In the United States, the FDA regulates, as medical devices, clinical diagnostic tests and reagents, as well as instruments used in the diagnosis of adverse conditions. The Federal Food, Drug and Cosmetic Act governs the design, testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of the Company's products. There are two principal FDA regulatory review paths for medical devices: 510(k) process and the PMA process. The PMA process typically requires the submission of more extensive clinical data and is costlier and more time-consuming to complete than the 510(k) process. Regulator's of medical devices in foreign countries where the Company operates have regulations similar to the United States in most cases. Additionally, the Company is required to comply with the FDA's GM? regulations. These regulations mandate certain operating, control and documentation procedures when manufacturing medical products, instruments and devices.

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

Risks Relating to Availability of Third-Party Reimbursement and Potential Adverse Effects of Health Care Reform. The Company's ability to achieve revenue growth and profitability may depend on the ability of the Company's customers to obtain adequate levels of third-party reimbursement for the use of certain diagnostic tests in the United States, Europe and other countries. Currently, availability of third-party reimbursement is limited and uncertain for some LHC tests.

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

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

In March 1995, BioGenex sued BioTek in the United States District Court for the Northern District of California for infringement of certain patent rights held by BioGenex relating to an antigen retrieval method used in IHC tests. Following several unsuccessful attempts to settle the claims, a trial commenced in April 1997. Early in May 1997, the jury determined that the BioGenex patent was valid, that BioTek had willfully infringed and assessed a damage award of $404,150. As a result of the willful infringement finding, the judge increased the award by $303,112 and allowed pre-judgment interest of $102,470. BioTek has appealed this judgment.

In January 1997, four individuals who are former BioTek noteholders who held in the aggregate approximately $1 .1 million in principal amount of BioTek notes filed an action, Tse. et al v. Ventana Medical Systems. Inc. et al. No. 97-37, against the Company and certain of its directors and stockholders in the United States District Court for the District of Delaware. The complaint alleges, among other things, that the Company violated federal and California securities laws and engaged in common law fraud in connection with the BioTek shareholders' consent to the February 1996 merger of BioTek into Ventana and the related conversion of BioTek notes into Ventana notes. Plaintiffs seek substantial compensatory damages several times in excess of the principal amount of their BioTek notes, as well as substantial punitive damages, and fees and costs. The Company intends to vigorously contest this suit. After consideration of the nature of the claims and the facts relating to the merger and the BioTek note exchange, the Company believes that it has meritorious defenses to the claims and that resolution of this matter will not have a material adverse effect on the Company's business, financial condition and results of operations; however, the results of the proceedings are uncertain and there can be no assurance to that effect.

In February 1997, the Company filed suit against Cell Marque Corporation for patent and trademark infringement and associated other claims in connection with the filling by Cell Marque Corporation of spent Ventana reagent dispensers with unapproved reagents. In March 1997. Cell Marque filed counterclaims against the Company alleging antitrust and Lanham Act violations. On August 12, 1997 the parties resolved their differences with the Company agreeing to market certain Cell Marque products and Cell Marque discontinuing its operation of refilling the Company's dispensers.

In connection with a disagreement as to which price should be charged by BioTek to DAKO for the sale of TechMate 250 instruments, DAKO has filed an arbitration request with the International Chamber of Commerce. Arbitrators have been named by both BioTek and DAKO (one each) who must, in turn, agree on a third arbitrator. The Company believes its position is strong; however, the results of the proceedings are uncertain.

The Company has received notices of various claims from certain of its and BioTek's former employees. Lawsuits have been filed against the Company and a certain former BioTek employee alleging that certain commitments made to a former employee in connection with his employment by BioTek were breached. Based on its review of the matter, the Company does not believe that its resolution will have a material adverse effect on the Company's business, financial condition or results of operations.

Other than the foregoing proceedings, the Company is not a party to any material pending litigation.


Item 4. Submission of Matters to a Vote of Security Holders

     None

Item 6. Exhibits and reports on Form 8-K

     (a)  Exhibits

          27.1 Financial Data Schedule.

     (b)  Reports on Form 8-K.

          No reports were filed on Form 8-K during the quarter ended September 30, 1997.

                                    SIGNATURE


Pursuant to the requirements of the securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Ventana Medical Systems, Inc.


Date: November 10, 1997                 By: /s/ Pierre Sice
                                           -------------------------------------
                                        Pierre Sice
                                        Vice President, Chief Financial Officer,
                                        Treasurer and Secretary.
                                        (Principal Financial and Accounting
                                        Officer)